UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-192194-20

PEPL Holdings, LLC

(Exact name of registrant as specified in its charter)

3738 Oak Lawn Avenue

Dallas, Texas 75219

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Contingent Guarantee of 4.500% Senior Notes due 2023

of Regency Energy Partners LP and Regency Energy Finance Corp.

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 36

Pursuant to the requirements of the Securities Exchange Act of 1934, Panhandle Eastern Pipe Line Company, LP, as successor by merger to PEPL Holdings, LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2014	PANHANDLE EASTERN PIPE LINE
COMPANY, LP

	By:	Southern Union Panhandle LLC,
its general partner

	By:	/s/ Martin Salinas, Jr.
Name: Martin Salinas, Jr.
Title: Chief Financial Officer